UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under “Explanatory Note” is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-278953) and Form F-3 (File Nos. 333-286884 and 333-289203) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On June 8, 2026, Marex Group plc (the “Company”) announced the appointment of Georges Assi to the Company’s Board of Directors, effective immediately. Mr. Assi will serve as a member of the Risk Committee. A copy of the press release announcing Mr. Assi’s appointment is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release Dated as of June 8, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: June 8, 2026	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer